Exhibit 4.2

RiT Technologies Ltd. 2003 Share Option Plan – Amendment No. 1

In accordance with a resolution of the Board of Directors of the Company on February 1, 2006, as approved by the shareholders of the Company on April 5th, 2006, Section 6 of the RiT Technologies Ltd. 2003 Share Option Plan is replaced in its entirety with the following, effective as of April 5th, 2006:

“6.	Reserved Shares: The total number of Shares that may be subject to Options granted under this Plan, the RiT Technologies Ltd. Key Employee Share Incentive Plan (1996), and the RiT Directors Share Incentive Plan (1997) (the “Plans”) shall not exceed 3,236,666 in the aggregate, subject to adjustments as provided in Section 11 hereof and increase as provided in Section 13 hereof. Notwithstanding the aforesaid, the Committee shall have full authority in its discretion to determine that the Company may issue, for the purposes of this Plan, previously issued Shares that are held by the Company, from time to time, as Dormant Shares (as such term is defined in the Companies Law). All Shares under the Plans, in respect of which the right of a Grantee to purchase the same shall, for any reason, terminate, expire or otherwise cease to exist, shall again be available for grant through Options under the Plan.”

RiT Technologies Ltd. By: /s/ Hila Hubsch —————————————— Hila Hubsch General Counsel, RiT Technologies Ltd.